                                                                    EXHIBIT 99.3

[GRAPHIC]

                                                              Bidder's Statement

CONTENTS OF BIDDER'S STATEMENT

                                                                                            Page
   Clause 1          Important information                                                     1
   Clause 2          Profile of Luxottica South Pacific and the Luxottica Group                2
   Clause 3          Profile of OPSM                                                           6
   Clause 4          Information on OPSM securities                                            8
   Clause 5          Luxottica South Pacific's intentions                                     11
   Clause 6          Sources of consideration                                                 14
   Clause 7          Tax considerations                                                       16
   Clause 8          Other material information                                               18
   Clause 9          The Offer                                                                21
   Clause 10         Definitions and interpretation                                           32
   Clause 11         Approval of Bidder's Statement                                           35

   Annexure A        Luxottica Group's Australian holding structure                           36
   Annexure B        Announcement of the Offer                                                37
   Annexure C        ASIC modifications to and exemptions from the Corporations Act 2001      41
   Annexure D        ASX Announcements by OPSM since 30 June 2002                             46
   Annexure E        Luxottica Group financial information                                    49

1    IMPORTANT INFORMATION

     1.1   LODGMENT UNDER THE CORPORATIONS ACT 2001

           A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (ASIC) on 10 June 2003. ASIC takes no responsibility for the content of this Bidder's Statement.

           This Bidder's Statement is given by Luxottica South Pacific Pty Limited ACN 104 821 436, (LUXOTTICA SOUTH PACIFIC), an indirect wholly owned subsidiary of Luxottica Group, to OPSM Group Limited ABN 39000115220, under Part 6.5 of the Corporations Act.

     1.2   DATE OF BIDDER'S STATEMENT AND OFFER

           This Bidder's Statement is dated 10 June 2003. It includes an Offer dated 16 June 2003 on the terms set out in clause 9 of this Bidder's Statement.

     1.3   DEFINED TERMS

           A number of defined terms are used in this Bidder's Statement. Unless the contrary intention appears, the context requires otherwise or words are defined in clause 10 of this Bidder's Statement, words and phrases in this Bidder's Statement have the same meaning and interpretation as in the Corporations Act.

     1.4   INVESTMENT ADVICE

           This is an important document. In preparing this Bidder's Statement, Luxottica South Pacific has not taken into account the individual financial position and investment strategies of individual OPSM Shareholders. Accordingly, before accepting the Offer contained in clause 9 of this Bidder's Statement, you may wish to consult with your financial or other professional adviser.

     1.5   DISCLAIMER AS TO FORWARD LOOKING STATEMENTS

           In addition to the historical information contained in this Bidder's Statement, some of the statements appearing in this Bidder's Statement may be in the nature of forward looking statements. Such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which OPSM operates as well as general economic conditions and prevailing exchange rates and interest rates. Actual events or results may differ materially. None of Luxottica South Pacific, Luxottica South Pacific's officers, any person named in this Bidder's Statement with their consent or any person involved in the preparation of this Bidder's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, except to the extent required by law.

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2    PROFILE OF LUXOTTICA SOUTH PACIFIC AND LUXOTTICA GROUP

     2.1   OVERVIEW OF LUXOTTICA SOUTH PACIFIC

           Luxottica South Pacific is an indirect wholly owned subsidiary of Luxottica Group and was incorporated by Luxottica Group for the purpose of making the Offer.

           Luxottica South Pacific has not undertaken any business other than the making of the Offer (and the making of a concurrent offer to holders of OPSM Options and OPSM Performance Rights). Luxottica South Pacific does not have any subsidiaries.

     2.2   DIRECTORS OF LUXOTTICA SOUTH PACIFIC

           Brief profiles of the directors of Luxottica South Pacific are as follows:

           ENRICO CAVATORTA has been Chief Financial Officer since he joined Luxottica Group in 1999. Prior to joining Luxottica Group
           Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, Director, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta, who is a C.P.A. in Italy, graduated with the highest honours from the LUISS University in Rome with a bachelor's degree in Business Administration.

           ENRICO MISTRON joined Luxottica Group in 1995 as Financial Analyst. Since then he has handled various assignments in the Finance Department including acquisitions. At present he has been appointed Vice-President - Group Controller of Luxottica Group. Mr. Mistron has a degree in Economics and Commerce from the University of Ca' Foscari, Venice, Italy. After graduation, he was involved in some research assignments for the Department of Economics at the University of Ca' Foscari. Mr. Mistron's area of expertise is Economics and Business Administration.

           GIOVANNI PESCE joined Luxottica France in 1991 as Assistant to the Subsidiary Manager and subsequently as Subsidiary Manager for Luxottica Portugal. In 1997 he was appointed Vice President - Regional Manager for Luxottica Germany, Austria, Sweden and Finland. In 1999 Mr. Pesce became Vice President - Regional Manager for Luxottica Mexico, Brazil, Argentina, South Africa, Australia and New Zealand. Since January 2002 he has been based in Sydney and acts as Vice President - Australian Operations, Managing Director of Luxottica Australia Pty Limited (wholesale operations in Australia and New Zealand), and Managing Director of Sunglass Hut Australasia. Mr. Pesce has a degree in Business Economics from the University of Ca' Foscari, Venice, Italy.

     2.3   OVERVIEW OF LUXOTTICA GROUP AND ITS PRINCIPAL ACTIVITIES

           (a)  HISTORY AND OPERATIONS

           Founded in Italy in 1961 by Mr Leonardo Del Vecchio, Luxottica Group is the world's largest eyewear company. Luxottica Group designs, manufactures and distributes mid- and premium-priced eyeglass frames and sunglasses, offering about 2,450 styles across house brands (such as Ray Ban, Persol and Killer Loop) and licensed designer brands (such as Chanel, Versace, Ferragamo and Bulgari). In addition, Luxottica Group operates the LensCrafters retail optical chain in North America (882 stores as at 31 December 2002), the EyeMed Vision Care group (also in North America) and Sunglass Hut International (with about 1,914 specialty stores as at 31 December 2002).

           Luxottica Group operates through subsidiaries in the Arab Emirates, Argentina, Australia, Austria, Belgium, Brazil, Canada, Finland, France, Germany, Greece, Hong Kong, India, Israel, Italy, Japan, Mexico, the Netherlands, Norway, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Turkey, the UK, and the US. It distributes its

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           products in 120 countries worldwide, and it operates more than 2,500 retail outlets in North America. US sales account for more than half of the company's revenue.

           Luxottica Group produces approximately 124,000 frames and sunglasses a day, and sells them worldwide through 28 wholly and majority-owned subsidiaries and about 100 independent distributors. Luxottica products are manufactured at six plants in northern Italy and one in China.

           The company is listed on the Borsa Italiana S.p.A. and on the New York Stock Exchange, and shares of Luxottica Group common stock trade on both exchanges under the code "LUX". As at the close of trading on 9 June 2003, Luxottica Group had a market capitalisation of approximately US$5,856 million (A$8,870 million based on an exchange rate as at the date of this Bidder's Statement of A$1 = US$0.66).

           Founder Leonardo Del Vecchio retains an interest in about 69% of the company.

           (b)  RECENT ACQUISITIONS AND STRATEGY

           Over the past several years, Luxottica Group has consummated a number of acquisitions that have contributed to its growth. In 1999 Luxottica Group acquired Bausch & Lomb's sunglasses business adding top lines such as Ray-Ban, Arnette, Killer Loop, and Revo to its line up. In April 2001 Luxottica Group acquired US specialty sunglasses retailer Sunglass Hut International for US$653 million (US$462 million in cash and the assumption of US$191 million in debt). Sunglass Hut has 134 stores in Australia.

           Later in 2001 Luxottica Group spent US$25 million on behalf of its EyeMed Vision Care managed care division, buying Arizona-based First American Health Concepts, which markets and administers vision care plans. First American Health Concepts was subsequently absorbed into EyeMed.

           (c)  SUNGLASS HUT

           Sunglass Hut International is the recognised world leader in sunglass retailing, operating more than 1,900 stores throughout the United States, Canada, Europe, Australia and New Zealand. Sunglass Hut opened its first store in the United States in 1971 with a location at Dadeland Mall in Miami Florida. It spread to Australia in 1995 through the acquisition of Sunglass World Stores, with 84 locations, and commenced its roll out of stores in the Australian market.

           By 1998, store locations throughout Australia (124) and New Zealand
           (9) had grown to 133 stores with turnover of A$49 million and 500 employees. In 2000 Sunglass Hut operated 148 stores in Australia
           (131), New Zealand (12) and Singapore (5). Total sales in 2000 grew to A$65 million. Sunglass Hut was then acquired by the Luxottica Group in 2001 and Australian operations were integrated with the wholesale division at its head office in Auburn NSW. Late in 2001, a further acquisition of ten OPSM Face It sunglass stores in Australia and New Zealand was made by the Luxottica Group, and these stores were integrated into the Sunglass Hut family of stores.

           Sunglass Hut now has 770 employees in the region, located throughout Australia, New Zealand and Singapore.

           (d)  SIMPLIFIED CORPORATE STRUCTURE

           The chart attached as Annexure A of this Bidder's Statement shows the organisational structure of Luxottica Group's Australian subsidiaries.

           (e)  DIRECTORS OF LUXOTTICA GROUP

           Brief profiles of the directors of Luxottica Group as at the date of this Bidder's Statement are as follows:

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           LEONARDO DEL VECCHIO is the founder of Luxottica Group's operations and has been Chairman of the Board since the company was formed in 1961. Mr. Del Vecchio also serves as Chairman of the Board of several of Luxottica Group's subsidiaries. In 1986 the President of the Republic of Italy conferred on Mr. Del Vecchio the honour of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labour Merit). In May 1995 he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999 he received a Masters "honoris causa" in International Business from MIB- Management School in Trieste and in 2002 he received an honorary degree in Managerial Engineering from the University of Udine.

           LUIGI FRANCAVILLA joined Luxottica Group in 1968 and has been Deputy Chairman since 1981 and a Managing Director of Luxottica S.r.l., Luxottica Group's principal operating subsidiary, since 1977. He also serves as a Director of several other subsidiaries. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In April 2000, he received an honorary degree in Business Administration from Constantinian University.

           CLAUDIO DEL VECCHIO, son of Leonardo Del Vecchio, joined Luxottica Group in 1978 and has been a Director since 1981. From 1979 to 1982, he managed Luxottica Group's Italian and German distribution operations. He also serves as a Director of several subsidiaries. Claudio Del Vecchio is Chairman and Chief Executive Officer of Retail Brand Alliance Inc., the owner of Brooks Brothers Inc. and other clothing apparel companies.

           ROBERTO CHEMELLO, joined Luxottica Group in 1979 and has been Chief Executive Officer since 1985 also serving as Chairman or as Director of several of Luxottica Group's subsidiaries. Prior to 1985, Mr. Chemello was Luxottica Group's Chief Financial Officer.
           Mr. Chemello graduated with a degree in Business Administration and Economics from the Ca' Foscari University in Venice.

           LUCIO RONDELLI has been a Director since 1990. Mr. Rondelli was the Chairman of UniCredito Italiano S.p.A until 2001, having held various positions with the bank continuously from 1947. Mr. Rondelli is currently a member of the Board of Directors of the Italian company RAS (Riunione Adriatica di Sicurta S.p.A.) and of IVECO International N.V. In 1976 he received the honour of Cavaliere di Gran Croce dell'Ordine (Knight of the Great Cross Order) for merit to the Republic of Italy and in 1988 the President of the Republic of Italy conferred on him the honour of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labour Merit).

           TANCREDI BIANCHI has been a Director since 1990 and has been Professor of Credit and Banking at the Bocconi University in Milan since 1978. In 1959, he qualified for University teaching and began teaching Banking Technique at the Venice University, as well as the Pisa and Rome Universities. In recent years, he joined the Board of Directors of Montedison and until 1989 was a member of the Board of Directors of Credito Bergamasco. Until 1998 Mr. Bianchi was Chairman of the Italian Banking Association. He is currently Chairman of Centrobanca and of Fondo Immobiliare Polis and a member of the Board of Directors of Credito Emiliano.

           GIORGIO ARMANI became a Director in 2000. Mr. Armani is the Chairman of the Board and the sole shareholder of Giorgio Armani S.p.A., founded in Milan in 1975. In 1979, he founded the Giorgio Armani Corporation in the United States. The Giorgio Armani Group is one of the leading fashion and design houses in the world today. It designs, manufactures and sells fashion products under a range of lifestyle brand names, including: Giorgio Armani, Armani Collezioni, Emporio Armani and Armani Jeans. Giorgio Armani's retail network currently comprises approximately 300 stores throughout the world.

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           The Board of Directors expires on 25 June 2003. The Annual
           Shareholders' Meeting of Luxottica Group, to be held on that date, will appoint the new Board of Directors. The majority of the current Directors will be confirmed.

     2.4   MAJOR SHAREHOLDERS OF LUXOTTICA GROUP

           The following table sets out, as of 30 April 2003, the beneficial ownership of ordinary shares (including ordinary shares represented by American Depositary Receipts listed in New York) by each person known by Luxottica Group to own more than 2% of the outstanding ordinary shares. It also sets out the aggregate holdings of the other directors and executive officers of Luxottica Group.

                    BENEFICIAL OWNER                  HOLDING            DIRECT/INDIRECT
                 Mr Leonardo Del Vecchio
                 (Chairman and founder)                 69.2%               Indirect

                    Mr Giorgio Armani                    5.0%           Direct and indirect

              Other Directors and Executive
                        Officers                         1.3%           Direct and indirect

     2.5   FINANCIAL INFORMATION REGARDING LUXOTTICA GROUP

           On a consolidated basis, Luxottica Group reported total assets of Euro 3,586 million (A$6,400 million) and total tangible assets of Euro 1,670 million (A$3,000 million) as at 31 December 2002, and an after-tax profit of Euro 372 million (A$664 million) for the year ended 31 December 2002. (Australian dollar equivalents are based on an exchange rate of A$1 = Euro 0.56 as at the date of this Bidder's Statement).

           Consolidated balance sheets for Luxottica Group at 31 December 2001 and 31 December 2002, and statements of consolidated income for the years ended 31 December 2001 and 31 December 2002 (in each case prepared in accordance with US GAAP) are set out in Annexure E.

     2.6   PUBLIC ANNOUNCEMENTS BY LUXOTTICA GROUP IN RELATION TO THE OFFER

           On 30 April 2003, Luxottica Group and OPSM made a joint public announcement to ASX in relation to the takeover offer for OPSM. A copy of this announcement is contained in Annexure B of this Bidder's Statement.

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3    PROFILE OF OPSM

     3.1   OVERVIEW OF OPSM AND ITS PRINCIPAL ACTIVITIES

           Section 2 of the Target's Statement contains an overview of OPSM and its principal activities.

     3.2   DIRECTORS

           Section 4 of the Target's Statement contains information about the directors of OPSM.

     3.3 RECENT FINANCIAL POSITION AND PERFORMANCE OF OPSM FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

           Section 2 of the Target's Statement contains information about the recent financial position and performance of the OPSM Group for the financial year ended 30 June 2002 and 6 months ended 31 December 2002.

     3.4   ASX DISCLOSURES BY OPSM SINCE 30 JUNE 2002

           Since 30 June 2002 OPSM Group has made a number of announcements to ASX that may be relevant to its financial position. A brief description of each announcement by OPSM Group since 30 June 2002 is set out in Annexure D of this Bidder's Statement (a copy of each of these announcements may be obtained from ASX. Copies of major announcements by OPSM Group can also be obtained from OPSM Group's web site at www.opsmgroup.com).

     3.5   RECENT OPSM SHARE PRICE PERFORMANCE

           The latest recorded sale price of OPSM Shares on ASX before the public announcement of the Offer was $3.20.

           The latest recorded sale price of OPSM Shares on ASX before the date on which this Bidder's Statement was lodged with ASIC was $3.86.

           The highest recorded sale price of OPSM Shares on ASX in the 4 months before this Bidder's Statement was lodged with ASIC was $3.93.

           The lowest recorded sale price of OPSM Shares in the last 4 months before this Bidder's Statement was lodged with ASIC was $3.10.

           The following graph sets out the share price of OPSM Shares on ASX in the year prior to the announcement of the Offer.

[CHART]

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     3.6   DIVIDENDS

           Since 30 June 2001, OPSM has paid the following dividends:

           DATE PAID                           DIVIDEND PER SHARE    FRANKING
           -----------------------------------------------------------------------------
           5 November 2001 (final dividend)    9.5 cents             Fully franked at 30%

           11 April 2002 (interim dividend)    5.0 cents             Fully franked at 30%

           4 November 2002 (final dividend)    9.5 cents             Fully franked at 30%

           11 April 2003 (interim dividend)    5.5 cents             Fully franked at 30%

           On 10 June 2003, OPSM declared the Special Dividend of 10 cents per OPSM Share, fully franked at 30%.

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4    INFORMATION ON OPSM SECURITIES

     4.1   OPSM'S ISSUED SECURITIES

           According to information provided to Luxottica South Pacific by OPSM, as at the date of this Bidder's Statement, OPSM's issued securities consisted of:

           -    135,226,087 OPSM Shares;

           -    4,455,716 OPSM Options; and

           -    1,381,327 OPSM Performance Rights.

           OPSM Shares are quoted on ASX and, subject to the restrictions (if any) applying to particular shares under the Employee Share Plan described in clause 4.2 below, may be freely traded.

           OPSM Options and OPSM Performance Rights are not quoted on ASX. Each OPSM Option and each OPSM Performance Right entitles the holder (on valid exercise) to be issued one OPSM Share (subject to specified vesting conditions and vesting dates).

     4.2   EMPLOYEE SHARE PLAN

           An employee share plan, under which OPSM Shares are purchased on behalf of employees of OPSM on market and at market price, was approved by OPSM Shareholders at the 1995 annual general meeting. Under the plan, OPSM provides funds to a custodian plan company to purchase OPSM Shares and hold them for eligible employees.

           The board of OPSM has resolved that holders of OPSM Shares purchased under the employee share plan may dispose of their OPSM Shares by accepting the Offer (see section 5.2 of the enclosed Target's Statement).

     4.3   OPSM OPTIONS AND OPSM PERFORMANCE RIGHTS

           (a)  OPSM GROUP EXECUTIVE OPTION PLAN (1995 PLAN)

           Under the 1995 Plan, OPSM has issued selected executives options to subscribe for OPSM Shares. As at the date of this Bidder's Statement, there are 3,002,500 options outstanding which were issued under the 1995 Plan.

           OPSM Options issued under the 1995 Plan were granted between September 1999 and September 2001 with exercise prices ranging between $1.86 and $3.62. Subject to satisfaction of certain performance hurdles, the options are exercisable at the end of 3 years following the grant date, and expire 5 years after the grant date.

           The board of OPSM has resolved that if the Offer becomes unconditional, it will give written notice to holders of OPSM Options issued under the 1995 Plan that they may exercise those OPSM Options (see section 5.2 of the Target's Statement).

           (b)  OPSM GROUP PERFORMANCE PLAN 2001 (2001 PLAN)

           The establishment of the 2001 Plan was approved by shareholders at OPSM's 2001 annual general meeting. Under the 2001 Plan, OPSM has issued executives and employees:

           -    1,453,216 OPSM Options; and

           -    1,381,327 OPSM Performance rights.

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           OPSM Performance Rights give the holder the right to be issued OPSM
           Shares without payment of an exercise price, provided that certain performance hurdles are attained over a 3 year performance evaluation period.

           OPSM Options issued under the 2001 Plan may be exercised if specified performance hurdles are attained over a 3 year performance evaluation period, and have individual exercise prices ranging between $3.30 and $3.48.

           The board of OPSM has resolved to give written notice to holders of OPSM Options and OPSM Performance Rights issued under the 2001 Plan that they may exercise those OPSM Options and OPSM Performance Rights from the date the Offer becomes unconditional. In addition, if Luxottica South Pacific acquires more than 40% of OPSM Shares, the holder of the OPSM Option or OPSM Performance Rights may exercise the OPSM Options or OPSM Performance Rights within 2 months from the date of the announcement to the ASX that this has occurred (see section 5.2 of the Target's Statement).

           OPSM Options and OPSM Performance Rights issued under the 2001 Plan cannot be exercised later than 6 years after grant date. Grant dates range between March 2002 and April 2003, and expiry dates range between March 2008 and April 2009.

     4.4   OFFER EXTENDS TO NEW OPSM SHARES

           The Offer extends to OPSM Shares that are issued on the exercise of OPSM Options and OPSM Performance Rights prior to the end of the Offer Period.

     4.5   COMPULSORY ACQUISITION

           If Luxottica South Pacific and its associates have relevant interests in at least 90% of the OPSM Shares during or at the end of the Offer Period, Luxottica South Pacific intends to give a notice of compulsory acquisition to all outstanding OPSM Shareholders (see further clause 5.2). Notices of compulsory acquisition will be given even if the OPSM Shares to which those notices relate are issued:

           - after the Offer closes but before the notices are given (pursuant to section 661A(4)(b) of the Corporations Act); or

           - on exercise of OPSM Options or OPSM Performance Rights, up to 6 weeks after the notices are given (pursuant to section 661A(4)(c) of the Corporations Act).

     4.6   OPTIONS BID

           Luxottica South Pacific is making a separate offer to holders of OPSM Options and OPSM Performance Rights, under which it will pay consideration for the cancellation of OPSM Options and OPSM Performance Rights (OPTIONS OFFER). The consideration offered by Luxottica South Pacific for each OPSM Option will be $3.90 less the relevant exercise price of the OPSM Option and for each OPSM Performance Right will be $3.90. The detailed terms of the Options Offer will be set out in a separate bidder's statement booklet which will be sent to holders of OPSM Options and OPSM Performance Rights. The Options Offer is subject to a number of conditions, which are substantially similar to the conditions of this Offer. The Options Offer is also subject to the satisfaction of the 90% minimum acceptance condition under this Offer.

           However, to the extent that OPSM Options and OPSM Performance Rights are exercisable during the Offer Period, OPSM Option holders and OPSM Performance Rights holders may choose to exercise their OPSM Options or OPSM Performance Rights and accept the Offer made in this document in respect of the resulting OPSM Shares.

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     4.7   INTERESTS IN OPSM SECURITIES

           (a)  LUXOTTICA SOUTH PACIFIC'S RELEVANT INTEREST IN OPSM SECURITIES

           As at the date of this Bidder's Statement, Luxottica South Pacific had no relevant interests in any OPSM Shares, OPSM Options or OPSM Performance Rights.

           As at the date immediately before the first Offer was sent, Luxottica South Pacific had no relevant interest in any OPSM Shares, OPSM Options or OPSM Performance Rights.

           (b)  LUXOTTICA SOUTH PACIFIC'S VOTING POWER IN OPSM

           As at the date of this Bidder's Statement, Luxottica South Pacific's voting power in OPSM was nil.

           As at the date immediately before the first Offer was sent, Luxottica South Pacific's voting power in OPSM was nil.

           (c) ACQUISITIONS OF OPSM SHARES BY LUXOTTICA SOUTH PACIFIC OR LUXOTTICA SOUTH PACIFIC'S ASSOCIATES

           During the 4 months before the date of this Bidder's Statement, neither Luxottica South Pacific nor any associate of Luxottica South Pacific provided, or agreed to provide, consideration for OPSM Shares under any purchase or agreement.

     4.8   COLLATERAL BENEFITS

           During the period of 4 months before the date of this Bidder's Statement, neither Luxottica South Pacific nor any associate of Luxottica South Pacific gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

           -    accept an Offer under the bid; or

           -    dispose of OPSM Shares,

           and which is not offered to all holders of OPSM Shares under the Offer.

     4.9   NO ESCALATION AGREEMENTS

           Neither Luxottica South Pacific nor any associate of Luxottica South Pacific has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act 2001.

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5    LUXOTTICA SOUTH PACIFIC'S INTENTIONS

     5.1   APPROACH

           This clause 5 sets out Luxottica South Pacific's intentions, on the basis of the facts and information concerning OPSM known to Luxottica South Pacific, in relation to the following:

           -    the continuation of the business of OPSM;

           - any major changes to the business of OPSM and any redeployment of the fixed assets of OPSM; and

           -    the future employment of the present employees of OPSM.

           Luxottica South Pacific has reviewed information in the public domain concerning OPSM, its business, and the general business environment in which it operates, and the limited information about OPSM's business activities made available to Luxottica South Pacific before the date of this Bidder's Statement (see further clause 8.1). Based on its review of that material, and on its current assessment of OPSM's operations, Luxottica South Pacific's intentions in relation to OPSM are summarised below.

           Luxottica South Pacific's intentions as set out in this Bidder's Statement have been approved by, and reflect the intentions of, Luxottica Group (its parent company).

     5.2   GENERAL INTENTIONS

           It is Luxottica South Pacific's present intention, following the close of the Offer, to control the board of directors of OPSM and to acquire 100% of the OPSM Shares and of all securities convertible into OPSM Shares. In particular, Luxottica South Pacific's intentions are:

           - to seek the appointment of nominees of Luxottica South Pacific as directors of OPSM and of any company in respect of which OPSM has nominee directors, so that nominees of Luxottica South Pacific will constitute at least a majority of those boards;

           - if Luxottica South Pacific becomes entitled to do so under the Corporations Act, to despatch notices seeking compulsory acquisition of any outstanding OPSM Shares, OPSM Options and OPSM Performance Rights under the Corporations Act (the compulsory acquisition will include any OPSM Shares which are issued after the close of the Offer and as a result of the exercise of OPSM Options and OPSM Performance rights); and

           -    to procure the removal of OPSM from the official list of ASX.

     5.3   LUXOTTICA GROUP'S STRATEGY

           The proposed acquisition of OPSM is a continuation of Luxottica Group's strategy to pursue performance improvements and growth opportunities both organically and through the acquisition of businesses that will expand its eyewear business interests worldwide.

           Luxottica Group's existing presence in the eyewear markets in which OPSM operates is confined to:

           - specialty sunglasses and watches retailing (through the ownership of Sunglass Hut International, which has 134 stores in Australia, 19 stores in New Zealand and 4 in Singapore); and

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           -    wholesale distribution of sunglasses and spectacle frames to retailers in Australia and New Zealand. Luxottica Group currently supplies about 10% of sunglasses and frames sold by OPSM.

           Luxottica Group currently has no presence in retail optical dispensing in any of OPSM's markets, and is looking to expand its retail optical dispensing business through the acquisition of OPSM.

           Given that Luxottica Group has no local optical dispensing business, Luxottica South Pacific intends (subject to the issues referred to below) to continue the existing operations of OPSM.

     5.4   STRATEGIC REVIEW

           (a)  GENERAL

           As Luxottica South Pacific does not currently have access to all material information, facts and circumstances necessary to assess the operational, commercial, taxation and financial position of OPSM, following the close of the Offer Luxottica South Pacific intends to undertake a detailed review of OPSM's business, assets and operations to evaluate their performance, profitability, prospects and strategic relevance for Luxottica South Pacific in the light of the more detailed information then available to it, and to determine business plans for their future with a view to improving productivity and profitability. This may lead to the curtailment, cancellation or modification of some of OPSM's existing projects and activities, or the introduction of new projects and new activities, although final decisions will only be reached by Luxottica South Pacific after its strategic review and in light of all material facts and circumstances.

           (b)  ASIAN BUSINESSES

           In its Trading Update of 30 April 2003, OPSM noted that its business operations in Hong Kong, Singapore and Malaysia had been negatively affected by the SARS virus and that this was expected to adversely affect OPSM's earnings for the financial year to 30 June 2003.

           Luxottica South Pacific will continue to monitor the impact of SARS on OPSM's Asian operations and will determine its intentions in relation to those operations in the light of that impact and in the light of information available to Luxottica South Pacific after its strategic review.

           (c)  DUPLICATION OF FUNCTIONS

           As noted above, Luxottica Group does not presently conduct an optical dispensing business in Australia or New Zealand. Accordingly, whilst Luxottica South Pacific intends to explore achieving efficiencies across the Merged Group by seeking to eliminate any duplication of functions where it is economically efficient to do so, Luxottica South Pacific intends (subject to the considerations outlined above and to confirmation of profitability) to continue operations at OPSM's existing stores and laboratory facilities.

           Luxottica South Pacific anticipates that duplication of functions, duties and responsibilities is most likely to be identified in head offices and warehouses, and Luxottica South Pacific intends to seek synergies in these areas to ensure that the Merged Group has an efficient operating structure. Luxottica South Pacific currently anticipates that any redundancies will largely be confined to corporate head office, administrative and management functions, distribution functions, and product buying functions.

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     5.5   INTENTIONS UPON GAINING CONTROL BUT LESS THAN 90% OF OPSM

           As at the date of this Bidder's Statement, Luxottica South Pacific has not determined its intentions should the 90% minimum acceptance condition remain unsatisfied. However, Luxottica South Pacific reserves its rights to declare this Offer free from the 90% minimum acceptance condition (or any other condition) to the Offer.

           If Luxottica South Pacific declares the Offer free from the 90% minimum acceptance condition without becoming entitled to compulsorily acquire the outstanding OPSM Shares, such that OPSM becomes a controlled entity (but not a wholly-owned subsidiary) of Luxottica South Pacific, Luxottica South Pacific's current intentions are as set out below.

           (a)  STRATEGIC REVIEW AND IMPLEMENTATION OF EFFICIENCIES

           Luxottica South Pacific, through its nominees on the OPSM board (see below), is likely to propose that the intentions described above be implemented, to the extent that it is economically and practically feasible, subject to the requirements of the Listing Rules, the Corporations Act and any other applicable legislation.

           (b)  ASX LISTING

           Subject to the Corporations Act and the ASX Listing Rules, Luxottica South Pacific, through its nominees on the OPSM board, is likely to review (following the receipt of legal and financial advice) whether OPSM should continue to be listed on the ASX or whether it should be removed. If listing is maintained, the liquidity of OPSM Shares is nevertheless likely to be materially diminished.

           (c)  DIRECTORS

           Luxottica South Pacific intends, subject to the Corporations Act and OPSM's constitution, to seek to replace some or all of the members of the board of OPSM with nominees of Luxottica South Pacific. Luxottica South Pacific has not made any decision on who would be nominated for appointment to the board of OPSM in this case.

           Luxottica South Pacific intends that any nominee directors appointed to the board of OPSM will act at all times in accordance with their fiduciary duties.

           (d)  DIVIDEND POLICY

           Luxottica South Pacific, through its nominees on the OPSM board, is likely to propose that OPSM review the dividend policy of OPSM having regard to any capital funding requirements of OPSM identified in its strategic review.

           (e)  REMAINING OPSM SHAREHOLDERS

           If Luxottica South Pacific waives its minimum acceptance condition then OPSM shareholders should be aware that if they do not accept Luxottica South Pacific's Offer they may become a 'locked-in' minority after the end of the Offer Period if Luxottica South Pacific holds a majority of OPSM Shares but is not entitled to compulsorily acquire the remaining OPSM Shares.

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6    SOURCES OF CONSIDERATION

     6.1   MAXIMUM CASH CONSIDERATION

           The maximum amount of the cash consideration which would be payable by Luxottica South Pacific under the Offer if acceptances are received in respect of all OPSM Shares on issue as at the date of this Bidder's Statement is approximately $513.9 million.

           In addition, if all OPSM Options on issue as at the date of this Bidder's Statement convert into OPSM Shares during the Offer Period, then an additional sum of approximately $16.9 million would also become payable by Luxottica South Pacific. If this additional amount becomes payable, the total cash consideration which would be payable under the Offer is approximately $530.8 million.

           Further, if all OPSM Performance Rights on issue as at the date of this Bidder's Statement convert into OPSM Shares during the Offer Period, then an additional sum of approximately $5.2 million would also become payable by Luxottica South Pacific. If this additional amount becomes payable, the total cash consideration which would be payable under the Offer is approximately $536.0 million.

           (All figures above are calculated on the basis that cash payments by Luxottica South Pacific to accepting shareholders are $3.80 per OPSM Share (being the Offer price of $3.90 per share adjusted for the Special Dividend)).

     6.2   INTRAGROUP ARRANGEMENTS

           (a) ARRANGEMENTS BETWEEN LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED AND LUXOTTICA SOUTH PACIFIC

           Luxottica South Pacific Holdings Pty Limited (LSP HOLDINGS), which holds the entire issued share capital of Luxottica South Pacific, has irrevocably and unconditionally undertaken to fund Luxottica South Pacific (either in the form of a loan or in any other form the parties may agree) with the total Australian dollar cash consideration required to satisfy Luxottica South Pacific's obligations under the Offer together with amounts required to cover all transaction costs associated with the Offer.

           The right of Luxottica South Pacific to draw down funds cannot be revoked by LSP Holdings and is not subject to any condition precedent other than the provision of notice before the drawdown of funds which specifies the amount of the cash drawing and the date on which it is required.

           (b)  ARRANGEMENTS BETWEEN LUXOTTICA S.r.L. AND LSP HOLDINGS

           Luxottica S.r.l. (a direct wholly-owned subsidiary of Luxottica Group which holds the entire issued share capital of LSP Holdings) has irrevocably and unconditionally undertaken to fund LSP Holdings (either in the form of a loan or in any other form the parties may agree) with the total Australian dollar cash consideration required to satisfy LSP Holdings' obligations to Luxottica South Pacific under the arrangements described in clause 6.2(a) above.

           The right of LSP Holdings to draw down funds cannot be revoked by Luxottica S.r.l. and is not subject to any condition precedent other than the provision of notice before the drawdown of funds which specifies the amount of the cash drawing and the date on which it is required.

           Luxottica Group has irrevocably and unconditionally undertaken to fund Luxottica S.r.l. through a loan with the amount equivalent to the total Australian dollar cash consideration required to satisfy Luxottica S.r.l.'s obligation to LSP Holdings.

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     6.3   LUXOTTICA GROUP FINANCIAL RESOURCES

           Luxottica Group has:

           - a Euro 650 million facility with Banca Intesa S.p.A., the undrawn amount of which at the date of this Bidder's Statement is Euro 75 million;

           - additional arrangements with Banca Intesa S.p.A. under which Luxottica Group may borrow up to Euro 200 million (none of which has been drawn at the date of this Bidder's Statement); and

           - arrangements with Deutsche Bank under which Luxottica Group may borrow up to Euro 200 million (none of which has been drawn at the date of this Bidder's Statement),

           (together the LUXOTTICA FACILITIES). Based on an exchange rate of A$1 = Euro 0.56 as at the date of this Bidder's Statement, this equates to available funds of A$848 million.

           There are no material conditions precedent to drawdowns under any of the Luxottica Facilities.

           The events of default applicable to each of the Luxottica Facilities are usual for facilities and arrangements of this nature. Luxottica South Pacific has no reason to believe that any of the events of default will occur such that drawdowns would not be able to be made.

           The maximum undrawn amounts available under the Luxottica Facilities exceed the maximum amount payable in respect of the Offer and all associated transaction costs, including advisers' fees.

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7    TAX CONSIDERATIONS

     7.1   INTRODUCTION

           The following is a general description of the Australian income and capital gains tax consequences to OPSM Shareholders of the acceptance of the Offer. The comments set out below are relevant only to those OPSM Shareholders who hold their OPSM Shares on capital account. They do not apply to shareholders that may have acquired their OPSM Shares under any of the share and options plans referred to in clauses 4.2 and 4.3. The taxation consequences of the Offer for those persons will depend on their particular circumstances, and they should accordingly seek specialist advice tailored to those circumstances.

           OPSM Shareholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. The following summary is intended only for OPSM Shareholders resident in Australia.

           The following description is based upon the law in effect at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every OPSM shareholder. OPSM shareholders should seek independent professional advice in relation to their own particular circumstances.

     7.2   ACCEPTANCE OF THE OFFER AND DISPOSAL OF OPSM SHARES

           If an OPSM Shareholder accepts the Offer and their OPSM Shares are transferred to Luxottica South Pacific, the OPSM Shareholder will be treated for capital gains tax purposes as having disposed of (ie sold) their OPSM Shares on the date ("ACCEPTANCE DATE") that the contract that results from their acceptance arises. This will be on the date of their acceptance of the Offer or, if later, when the condition in clause 9.6(a) ("Foreign Investment Review Board approval") is satisfied.

           (a)  AUSTRALIAN RESIDENT SHAREHOLDERS

           OPSM Shareholders who are Australian tax residents may make a capital gain or capital loss on the disposal of OPSM Shares acquired (or deemed to be acquired) on or after 20 September 1985, depending on whether the capital proceeds from the disposal of OPSM Shares are more than the cost base (or, in some cases, indexed cost base) of those OPSM Shares, or whether the capital proceeds are less than the reduced cost base of those OPSM Shares.

           The capital proceeds will be the sum of money equal to $3.90 per OPSM Share (adjusted for the Special Dividend and any other dividends declared before the end of the Offer Period) received by the OPSM Shareholder from Luxottica South Pacific in respect of the disposal of the OPSM Shares. The cost base of the OPSM Shares is generally their cost of acquisition, plus incidental acquisition and disposal costs (eg brokerage).

           In general:

           -    If the OPSM Share was acquired at or BEFORE 11.45AM ON
                21 SEPTEMBER 1999, the capital gain (if any) is generally calculated as the excess of the capital proceeds over the cost base, which may be indexed for inflation up to 30 September 1999. The indexation adjustment is not made in calculating the amount of any capital loss. However, if the OPSM Shareholder is an individual, a complying superannuation entity or a certain kind of trust who elects to use indexation, then they are NOT able to claim the "CGT Discount" on the disposal of their OPSM Share (as discussed below);

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           -    If the OPSM Share was acquired AFTER 11.45AM ON 21 SEPTEMBER
                1999, the capital gain (if any) is generally calculated as the excess of the capital proceeds over the cost base, with no indexation.

           Individuals, complying superannuation entities and certain kinds of trusts who acquired their OPSM Share for capital gains tax purposes at least 12 months before the disposal (and who do not index the cost base of the OPSM Share), should generally be entitled to claim the "CGT Discount" (after the application of capital losses) on the disposal of the OPSM Share and thus reduce the capital gain by 50% in the case of individuals and certain trusts or by one-third for complying superannuation entities. In other cases, the "CGT Discount" is not available.

           Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. Any net capital gain is included in assessable income and is subject to income tax. Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

           (b)   NON-RESIDENT SHAREHOLDERS

           An OPSM shareholder who is not a resident of Australia for income tax purposes (and who does not have a permanent establishment in Australia) will generally NOT be subject to Australian capital gains tax on the disposal of their OPSM Shares if they and their associates have not beneficially owned 10% or more by value of the issued OPSM Shares at any time in the 5 years preceding the disposal of their OPSM Shares.

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8    OTHER MATERIAL INFORMATION

     8.1   DUE DILIGENCE

           For the purpose of confirming its assessment of whether or not to offer to acquire all of the OPSM Shares, Luxottica Group was given access by OPSM to certain information concerning OPSM and it subsidiaries which has not been disclosed generally to OPSM Shareholders. Except as set out elsewhere in this Bidder's Statement, and following the Trading Update, none of the information to which Luxottica Group was given access was, in the opinion of Luxottica South Pacific, of such a nature and quality that, if the information were generally available, a reasonable person would expect it to have a material effect on the price or value of OPSM Shares, or in the opinion of Luxottica South Pacific and except as disclosed in this Bidder's Statement, would otherwise be material to a decision by an OPSM Shareholder whether or not to accept the Offer.

           The information to which Luxottica Group was given access by OPSM confirmed to Luxottica South Pacific that the main arm of OPSM's business - the sale of eyewear in Australia and also New Zealand - has been performing strongly in the current year. By comparison to sales in Australia and New Zealand, and recognising the relative smaller scale of operations, the Asian businesses did not perform as strongly. The performance of the Asian businesses has been adversely affected in recent times by the spread of Severe Acute Respiratory Syndrome (SARS). An update on the potential impact of SARS was provided as part of the Trading Update included in the joint public announcement to ASX in relation to the takeover offer for OPSM. A copy of this announcement is set out in Annexure B of this Bidder's Statement.

     8.2   ASIC MODIFICATIONS TO, AND EXEMPTIONS FROM, THE CORPORATIONS ACT 2001

           Luxottica South Pacific has been granted various modifications to, and exemptions from, the Corporations Act, by ASIC in relation to the Offer. Copies of these modifications and exemptions are contained in Annexure C of this Bidder's Statement.

           In summary, ASIC has granted modifications and exemptions to the following effect:

           - relieving Luxottica South Pacific of the obligation to disclose information in its Bidder's Statement to the extent that information is disclosed in OPSM's Target's Statement;

           - allowing Luxottica South Pacific to include statements by certain classes of persons in its Bidder's Statement without the need to obtain written consent from those persons; and

           - clarifying the operation of certain technical and procedural provisions of the Corporations Act in relation to the Offer.

           ASIC has also published various "class order" instruments providing for modifications and exemptions that apply generally to all persons, including Luxottica South Pacific.

     8.3   FOREIGN INVESTMENT REVIEW BOARD (FIRB) APPROVAL

           Luxottica South Pacific is a foreign person under the FOREIGN ACQUISITIONS AND TAKEOVERS ACT 1975 (Cth) as a result of the ultimate foreign ownership of Luxottica Group.

           The Offer, and any contract formed on acceptance of the Offer, is conditional on FIRB approval. Approval will not be given to the Offer if the Treasurer of the Commonwealth of Australia, on advice from FIRB, considers that the result of the takeover will be contrary to the public interest.

           Luxottica South Pacific has given notification of the Offer to FIRB and has provided FIRB with a detailed submission.

           Luxottica South Pacific believes that the transaction is consistent with the Australian Government's foreign investment policy and expects FIRB approval to be given in due course.

     8.4   AUSTRALIAN COMPETITION AND CONSUMER COMMISSION (ACCC) APPROVAL

           The Offer, and any contract resulting from acceptance of the Offer, is subject to the absence of intervention from the ACCC in relation to Luxottica South Pacific's takeover bid for OPSM.

           The TRADE PRACTICES ACT 1974 (Cth) prohibits acquisitions of shares that have the effect or likely effect of substantially lessening competition in a market.

           Luxottica South Pacific and OPSM have made a joint approach to the ACCC seeking informal clearance in relation to Luxottica South Pacific's takeover bid and have provided the ACCC with a detailed submission. Luxottica South Pacific does not believe that the acquisition of all the OPSM Shares under the Offer would contravene the TRADE PRACTICES ACT 1974 (Cth).

     8.5   NEW ZEALAND COMMERCE COMMISSION

           The Offer and any contract resulting from acceptance of the Offer is subject to a condition that Luxottica South Pacific obtains unconditional clearance or authorisation from the New Zealand Commerce Commission for the acquisition of OPSM Shares under the Offer.

           Luxottica South Pacific does not believe that the acquisition of all the OPSM Shares under the Offer would contravene the COMMERCE ACT 1986 (New Zealand).

     8.6   SUSPENSION OF DIVIDEND REINVESTMENT PLAN

           Under OPSM's dividend reinvestment plan (DRP), shareholders are given an option to reinvest dividends paid by OPSM in OPSM Shares at a discount of 2.5% to market price (weighted average market price for the 5 trading days up to the record date for the relevant dividend).

           The terms of the DRP allow OPSM's directors to suspend the operation of the DRP at any time without notice.

           The Offer and any contract resulting from acceptance of the Offer is subject to no person being entitled (under the DRP or any similar arrangement) to receive OPSM Shares or other securities in OPSM in lieu of cash payment in respect of any dividend declared or paid by OPSM prior to or during the Offer Period.

           This is required so that Luxottica South Pacific has certainty regarding the maximum number of OPSM Shares that the Offer will be subject to.

     8.7   BROKER COMMISSION

           Luxottica South Pacific may offer to pay a commission to brokers who solicit acceptances of Luxottica South Pacific's Offer from their clients.

           Any commission payments will be paid only in respect of parcels of OPSM Shares held by retail shareholders who accept the Offer. A retail shareholder for these purposes is one who is not a broker or an associate of a broker and held less than 100,000 OPSM Shares at the Announcement Date.

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           Commission payments will not exceed 0.5% of the value of parcels of
           OPSM Shares held by retail shareholders who accept the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

           If a commission is offered, it will be payable to brokers only and subject to the condition that no part of the fee will be able to be passed on or paid to OPSM shareholders.

           It is Luxottica South Pacific's intention that, once an offer of commission has been made to any broker by Luxottica South Pacific, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during that period.

     8.8   CHANGE OF CONTROL - WESTPAC FACILITY

           As noted in section 2.7 of the Target's Statement, OPSM has a A$100 million Multicurrency Facility Agreement with Westpac Banking Corporation (WESTPAC). The acquisition of more than 20% of the shares in OPSM by Luxottica South Pacific will trigger a change of control provision in the facility pursuant to which Westpac may take certain action, including terminating the facility and demanding repayment of outstanding amounts.

           If the Offer becomes unconditional, Luxottica South Pacific will discuss with Westpac whether it intends to exercise its termination right. Should Westpac seek to terminate the facility, Luxottica South Pacific intends to refinance the facility with an alternative financial institution and does not anticipate any difficulties in being able to do so.

     8.9   CONSENTS

           This Bidder's Statement contains statements made by, or statements based on statements made by, Luxottica Group. Luxottica Group has consented to the inclusion of:

           -    each statement it has made; and

           -    each statement which is based on a statement it has made,

           in the form and context in which the statements appear and has not withdrawn that consent.

           In addition, this Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC and or given to ASX. Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, inclusion of those statements in this Bidder's Statement.

           If you would like to receive a copy of any of those documents (free of charge), please contact the Luxottica OPSM Offer Helpline on 1300 766 050 for calls within Australia or on +61 2 9240 7456 for calls outside Australia.

     8.10  OTHER MATERIAL INFORMATION

           Except as disclosed elsewhere in this Bidder's Statement, the Target's Statement, and the information contained in OPSM's releases to ASX prior to the date of the Target's Statement, there is no other information that is:

           - material to the making of a decision by a OPSM Shareholder whether to accept the Offer; and

           -    known to the bidder,

           which has not been previously disclosed to OPSM Shareholders.

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9    THE OFFER

     9.1   LUXOTTICA SOUTH PACIFIC'S OFFER

           (a) Luxottica South Pacific offers to acquire all of Your OPSM Shares, on and subject to the terms and conditions set out in this Offer (including but not limited to clause 9.5(d)), for:

                (1) $3.90 for every 1 of Your OPSM Shares on issue at 9.00am (Sydney time) on the Register Date or issued after 9.00am (Sydney time) on the Register Date but before 5.00pm on the Record Date; and

                (2) $3.80 for every 1 of Your OPSM Shares issued after 5.00pm on the Record Date (the CONSIDERATION).

           (b) By accepting the Offer, you undertake to transfer to Luxottica South Pacific not only Your OPSM Shares, but also all Rights attached to those shares (see clauses 9.5(c) and (d)), other than dividends referred to in clause 9.5(d).

           (c)  The Offer is being made to:

                (1) each person registered as the holder of OPSM Shares in the register of OPSM shareholders at 9.00am (Sydney time) on the Register Date; and

                (2) any person who becomes registered or entitled to be registered as the holder of OPSM Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, such securities as are convertible into OPSM Shares and are on issue as at the Register Date.

           (d) If, at the time the Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of Your OPSM Shares:

                (1) a corresponding Offer will be deemed to have been made to that other person in respect of those OPSM Shares; and

                (2) a corresponding Offer will be deemed to have been made to you in respect of any other OPSM Shares you hold to which the Offer relates.

           (e) If you are registered or entitled to be registered as the holder of one or more parcels of OPSM Shares as trustee or nominee for, or otherwise on account of, another person, you may accept the Offer as if a separate Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the Offer for each parcel, you must comply with the procedure in section 653B(3) of the Corporations Act.

           (f) If Your OPSM Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for assistance in accepting the Offer.

           (g)  The Offer is dated 16 June 2003.

     9.2   OFFER PERIOD

           (a) This Offer will remain open for acceptance during the period commencing on the date the first Offer is made under the bid and ending at 7.00pm (Sydney time) on 18 July 2003 unless withdrawn or extended in accordance with the Corporations Act.

           (b) Luxottica South Pacific reserves the right, exercisable in its sole discretion, to extend the Offer Period in accordance with the Corporations Act.

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           (c)  If, within the last 7 days of the Offer Period, either of the following events occur:

                (1)  the Offer is varied to improve the consideration offered;
                     or

                (2) Luxottica South Pacific's voting power in OPSM increases to more than 50%,

                then the Offer Period will be automatically extended so that it ends 14 days after the relevant event.

     9.3   HOW TO ACCEPT THIS OFFER

           (a)  GENERAL

                (1) Subject to clause 9.1(e), you may accept this Offer only in respect of ALL of Your OPSM Shares.

                (2)  You may accept this Offer at any time during the Offer
                     Period.

           (b)  ISSUER SPONSORED SHARES

                If Your OPSM Shares are held on OPSM's issuer sponsored subregister, to accept this Offer, you must:

                (1) complete and sign the Acceptance and Transfer Form enclosed with this Bidder's Statement (and which forms part of this Offer) in accordance with the terms of this Offer and the instructions on the Acceptance and Transfer Form; and

                (2) ensure that the Acceptance and Transfer Form and any documents required by the terms of this Offer and the instructions on the Acceptance and Transfer Form are received before the expiry of the Offer Period at the address indicated on the Acceptance and Transfer Form.

           (c)  CHESS HOLDINGS

                If Your OPSM Shares are in a CHESS Holding, to accept this
                Offer:

                (1) if you are neither a Broker nor a Non-Broker Participant, you may either:

                     (A) by completing, signing and returning the enclosed Acceptance and Transfer Form in accordance with the instructions on it, authorise Luxottica South Pacific to instruct your Controlling Participant on your behalf to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

                     (B) instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your OPSM Shares in accordance with Rule 16.3 of the SCH Business Rules by the end of the Offer Period; or

                (2) if you are a Broker or Non-Broker Participant, you must initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules by the end of the Offer Period.

           (d)  RECEIPT OF ACCEPTANCE AND TRANSFER FORM

                (1) To accept this Offer by completing the Acceptance and Transfer Form, you should complete and sign the Acceptance and Transfer Form in accordance with the instructions on it, and return it together with any necessary documents so that they are received by Luxottica South Pacific before the end of the Offer Period.

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                (2)  If your Acceptance and Transfer Form (including any
                     documents required by the terms of the Offer and the instructions on the Acceptance and Transfer Form) is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the end of the Offer Period even if received after that date. This clause does not apply if Your OPSM Shares are in a CHESS Holding and you accept the Offer under clause 9.3(c)(1)(A). In those circumstances, your Acceptance and Transfer Form must be received by Luxottica South Pacific in sufficient time to allow Luxottica South Pacific to instruct your Controlling Participant to initiate acceptance before the end of the Offer Period.

                (3) If your Acceptance and Transfer Form (including any documents required by the terms of the Offer and the instructions on the Acceptance and Transfer Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period.

                (4) The transmission of the Acceptance and Transfer Form and other documents is at your own risk.

           (e)  FOREIGN LAWS

                It is your sole responsibility to satisfy yourself that you are permitted by any Foreign Law applicable to you to accept this Offer.

     9.4   THE EFFECT OF ACCEPTANCE

           (a) Once you have accepted the Offer, you will be able to revoke your acceptance at any time while the condition in clause 9.6(a) remains unsatisfied. When the condition in clause 9.6(a) is satisfied, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you, except as follows:

                (1) if, by the relevant times specified in clause 9.4(b), the conditions in clause 9.6 have not all been satisfied or waived in accordance with clause 9.9, the Offer will automatically terminate and Your OPSM Shares will be returned to you; or

                (2) if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in clause 9.6, you may be able to withdraw your acceptance. A notice will be sent to you at the time explaining your rights in this regard.

           (b)  The relevant times for the purposes of clause 9.4(a)(1) are:

                (1) in relation to the condition in clause 9.6(k) - 3 business days after the end of the Offer Period; and

                (2) in relation to all other conditions in clause 9.6 the end of the Offer Period.

           (c) By signing and returning the Acceptance and Transfer Form, or otherwise accepting this Offer in accordance with clause 9.3, you will be deemed to have:

                (1) accepted this Offer (and any variation of it) in respect of all Your OPSM Shares (even if the number of OPSM Shares specified on the Acceptance and Transfer Form differs from the number of Your OPSM Shares);

                (2) agreed to transfer to Luxottica South Pacific all Your OPSM Shares, subject to this Offer being declared free from the conditions set out in clause 9.6 (or such conditions being fulfilled);

                (3) represented and warranted to Luxottica South Pacific that at the time of acceptance, and the time the transfer of Your OPSM Shares to Luxottica South Pacific is registered, all Your OPSM Shares are and will be fully paid up, and Luxottica South Pacific will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), and adverse interests of any nature and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in those OPSM Shares to Luxottica South Pacific;

                (4) irrevocably authorised Luxottica South Pacific (or any nominee or nominees of Luxottica South Pacific) as your attorney to exercise all your powers and rights attaching to Your OPSM Shares. This includes, without limitation, powers and rights to requisition, convene, attend and vote in person or by proxy at all general meetings of OPSM from the time the contract resulting from your acceptance of this Offer becomes unconditional, to the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act or the end of the Offer Period or, if all of the conditions of the Offer have been satisfied or waived, the registration of Luxottica South Pacific as the holder of those OPSM Shares;

                (5) agreed that in exercising the powers conferred by the power of attorney in clause 9.4(c)(4) above, Luxottica South Pacific or its nominee is entitled to act in the interest of Luxottica South Pacific;

                (6) agreed not to attend or vote in person at any general meeting of OPSM or to exercise or purport to exercise any of the powers conferred on Luxottica South Pacific or its nominee in clause 9.4(c)(4) above;

                (7) agreed to fully indemnify Luxottica South Pacific in respect of any claim or action against it for any loss, damage or liability whatsoever incurred as a result of you not producing your Holder Identification Number or Security Holder Reference Number in consequence of the transfer of Your OPSM Shares being registered by OPSM without production of your Holder Identification Number or your Security Holder Reference Number for Your OPSM Shares;

                (8) irrevocably authorised Luxottica South Pacific (or any nominee or nominees of Luxottica South Pacific) to alter your Acceptance and Transfer Form by rectifying any errors in or omissions from it as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of Your OPSM Shares to Luxottica South Pacific;

                (9) if you signed the Acceptance and Transfer Form in respect of OPSM Shares which are held in a CHESS holding, irrevocably authorised Luxottica South Pacific (or any nominee or nominees of Luxottica South Pacific) to:

                     (A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those OPSM Shares in accordance with the SCH Business Rules; and

                     (B) give any other instructions in relation to Your OPSM Shares to your Controlling Participant, on your behalf under the sponsorship agreement between you and that Controlling Participant;

                (10) (subject to clause 9.5(d)) irrevocably authorised and directed OPSM to pay to Luxottica South Pacific, or to account to Luxottica South Pacific for, all Rights in respect of Your OPSM Shares. If this Offer is withdrawn or rescinded, Luxottica South Pacific will account to you for any such Rights received by Luxottica South Pacific;

                (11) irrevocably authorised Luxottica South Pacific to notify
                     OPSM on your behalf that your place of address for the purpose of serving notices upon you in respect of Your OPSM Shares is Luxottica South Pacific's address as specified in the notification;

                (12) irrevocably authorised Luxottica South Pacific to transmit a message in accordance with SCH Business Rule 16.6.1 to transfer Your OPSM Shares to the Takeover Transferee Holding, regardless of whether it has paid the consideration due to you under this Offer; and

                (13) agreed, subject to the conditions of this Offer in clause
                     9.6 being satisfied or waived, to execute all such documents, transfers and assurances as may be necessary or desirable to convey Your OPSM Shares, registered in your name, and distributions to Luxottica South Pacific.

           (d) Luxottica South Pacific may, at any time, in its sole discretion, and without any further communication to you, determine that any Acceptance and Transfer Form it receives is a valid acceptance, even if any of the requirements for acceptance have not been complied with.

           (e) Luxottica South Pacific will provide the consideration to you in accordance with clause 9.5 in respect of any part of an acceptance determined by Luxottica South Pacific to be valid.

           (f) Where you have satisfied the requirements for acceptance in respect of only some of Your OPSM Shares, Luxottica South Pacific may, in its sole discretion, regard the Offer to have been accepted in respect of those OPSM Shares, but not the remainder.

           (g) The representations, warranties and authorisations referred to in clause 9.4(c) will remain in force after you receive the consideration for Your OPSM Shares and after Luxottica South Pacific becomes registered as the holder of Your OPSM Shares.

     9.5   WHEN YOU WILL RECEIVE PAYMENT

           (a) Subject to this clause 9.5 and the Corporations Act, if you have accepted this Offer and the contract resulting from your acceptance becomes unconditional, Luxottica South Pacific will provide the Consideration (as set out in clause 9.1(a)) to you on or before the earlier of:

                (1) one month after the date of your acceptance of the Offer or, if the Offer is subject to a defeating condition when you accept this Offer, within 1 month after the takeover contract resulting from your acceptance of the Offer becomes unconditional; and

                (2)  21 days after the end of the Offer Period.

           (b) Where the Acceptance and Transfer Form requires an additional document to be given with your acceptance (such as a power of attorney):

                (1) if that document is delivered with your acceptance, Luxottica South Pacific will provide the Consideration in accordance with clause 9.5(a);

                (2) if that document is given after acceptance and before the end of the Offer Period, while the Offer is subject to a defeating condition, Luxottica South Pacific will provide the Consideration to you by the earlier of:

                     (A)  1 month after this Offer becomes unconditional; and

                     (B)  21 days after the end of the Offer Period;

                (3) if that document is delivered after acceptance and before the end of the Offer Period, while the Offer is not subject to a defeating condition, Luxottica South Pacific will provide the Consideration to you by the earlier of:

                     (A)  1 month after that document is delivered; and

                     (B)  21 days after the end of the Offer Period;

                (4) if that document is delivered after the end of the Offer Period, Luxottica South Pacific will provide the Consideration to you within 21 days after that document is delivered. However, if at the time the document is delivered the takeover contract is still subject to a defeating condition which relates to a circumstance or event referred to in section 652C(1) or (2) of the Corporations Act, Luxottica South Pacific will provide the Consideration to you within 21 days after the Offer becomes unconditional.

           (c) If you accept this Offer, Luxottica South Pacific is entitled to all Rights in respect of Your OPSM Shares. In this regard:

                (1) clause 9.5(d) will apply in relation to the Special Dividend; and

                (2) Luxottica South Pacific may require you to provide all documents necessary to vest title to any other Rights in Luxottica South Pacific, or otherwise to give it the benefit or value of those Rights. If you do not do so, or if you have received the benefit of those Rights, Luxottica South Pacific will be entitled to deduct the amount (or value, as reasonably assessed by Luxottica South Pacific) of such Rights from the Consideration otherwise due to you.

           (d) If you accept this Offer in respect of OPSM Shares which were on issue at the Register Date (or which were issued after the Register Date but before 5.00pm on the Record Date):

                (1) Luxottica South Pacific will be entitled to deduct the amount of the Special Dividend (being 10 cents per OPSM Share) from the Consideration otherwise due to you in respect of those OPSM Shares;

                (2) you will remain entitled to receive the Special Dividend in respect of any such OPSM Shares of which you are the registered holder at 5.00pm on the Record Date; and

                (3) Luxottica South Pacific will not seek to become registered as the holder of Your OPSM Shares until after the Record Date.

           (e) Payment of any cash amount to which you are entitled will be made by cheque in Australian currency. The cheque will be sent to you at your risk by ordinary mail (or in the case of overseas shareholders, by airmail) to your address as shown on

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                the Acceptance and Transfer Form or such other address as you may notify to Luxottica South Pacific in writing before despatch.

           (f) If at the time you accept the Offer you are resident in, or a resident of, a place outside Australia to which the Banking (Foreign Exchange) Regulations apply, you will not be entitled to receive any Consideration for Your OPSM Shares until all requisite authorities or clearances of the Reserve Bank of Australia (whether under the Regulations or otherwise), or of the Australian Taxation Office, have been obtained by Luxottica South Pacific. The places and organisations to which the Banking (Foreign Exchange) Regulations currently apply are the government and nationals of Iraq, supporters of the former government of the Federal Republic of Yugoslavia and ministers and senior officials of the government of Zimbabwe.

     9.6   CONDITIONS OF THIS OFFER

           Subject to clause 9.7, the completion of this Offer and any contract that results from an acceptance of the Offer are subject to the fulfilment of the conditions set out below:

           (a)  FOREIGN INVESTMENT REVIEW BOARD APPROVAL

                The Treasurer of the Commonwealth of Australia (TREASURER) consents under the FOREIGN ACQUISITIONS AND TAKEOVERS ACT 1975
                (FATA) to the acquisition of OPSM Shares under the Offer. The Treasurer is taken to have so consented:

                (1) if Luxottica South Pacific receives written advice from or on behalf of the Treasurer to the effect that the acquisition of the OPSM Shares is not objected to under the FATA; or

                (2) if notice of the proposed acquisition of the OPSM Shares is given to the Treasurer and the Treasurer has ceased to be empowered to make any order under Part II of the FATA in relation to the proposed acquisition because of lapse of time.

           (b)  ACCC

                Before the end of the Offer Period, Luxottica South Pacific has received notice in writing from the ACCC stating, or stating to the effect that:

                (1) the ACCC does not propose to intervene or seek to prevent the acquisition of OPSM Shares by Luxottica South Pacific pursuant to section 50 of the Trade Practices Act; and

                (2) the ACCC does not seek to impose conditions on Luxottica South Pacific's acquisition of OPSM Shares or require undertakings of Luxottica South Pacific in relation to the acquisition of OPSM Shares.

           (c)  OVERSEAS REGULATORY APPROVALS

                Before the end of the Offer Period, Luxottica South Pacific obtains unconditional clearance or authorisation from the New Zealand Commerce Commission pursuant to Part V of the COMMERCE ACT 1986 (New Zealand) to acquire OPSM Shares under the Offer.

           (d)  MATERIAL ADVERSE CHANGE

                Before the end of the Offer Period, there not having occurred, been announced or becoming known to Luxottica South Pacific (whether or not becoming public) any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of OPSM or any of its subsidiaries, taken as a whole, since 31 December 2002 (except for such events, changes or

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                conditions disclosed in public filings by OPSM or any of its subsidiaries prior to or on the Announcement Date and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing of the Offer), including where it becomes known to Luxottica South Pacific that information publicly filed or announced by OPSM or any of its subsidiaries is, or is likely to be, incomplete, incorrect, untrue or misleading and which as a consequence has had, or could be reasonably expected to have, the material adverse effect referred to above.

           (e)  OPSM EARNINGS

                Between the Announcement Date and the end of the Offer Period there being no profit warning (excluding the announcement made by OPSM on the Announcement Date) made by OPSM under its ASX continuous disclosure obligations.

           (f)  NO MATERIAL ACQUISITIONS OR DISPOSALS

                That, except for any proposed transaction publicly announced by OPSM before the Announcement Date and except for any budgeted capital expenditure, and any proposed divestments, disclosed to Luxottica South Pacific in the due diligence process undertaken by Luxottica South Pacific on OPSM prior to the Announcement Date, none of the following events occur during the period from that date to the end of the Offer Period:

                (1) OPSM or any subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $5 million, or makes an announcement in relation to such an acquisition;

                (2) OPSM or any subsidiary disposes of, offers to dispose of, or agrees to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount, or whose book value (as recorded in OPSM's balance sheet as at 31 December
                     2002) is, in aggregate greater than $5 million, or makes an announcement in relation to such a disposition,

                and during that period the business of the OPSM Group is otherwise carried on in the ordinary course of ordinary business.

           (g)  INDEX OUT

                Between the Announcement Date and the end of the Offer Period, the S&P ASX 200 Index does not fall below 2,500 for any period of 7 consecutive ASX trading days.

           (h)  NO DIVIDENDS

                OPSM not paying any dividends during the Offer Period which (alone or in aggregate) exceed 10 cents per OPSM Share.

           (i)  SUSPENSION OF DIVIDEND REINVESTMENT PLAN

                No person is entitled (whether under OPSM's dividend reinvestment plan or any similar arrangement) to receive shares or other securities of OPSM wholly or partly in lieu of a cash payment in respect of any dividend declared or paid by OPSM prior to or during the Offer Period.

           (j)  MINIMUM ACCEPTANCE

                Before the end of the Offer Period, Luxottica South Pacific and its associates are entitled to compulsorily acquire OPSM's Shares under Part 6A.1 of the CORPORATIONS ACT and, either alone or together with a related body corporate,

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                Luxottica South Pacific acquires a full beneficial interest in at least 90% by value of all the securities of OPSM that are OPSM Shares or convertible into OPSM Shares.

           (k)  NO PRESCRIBED OCCURRENCES

                During the period from the Announcement Date to the date 3 business days after the end of the Offer Period, none of the following occurrences (being the occurrences listed in section 652C of the Corporations Act) happen:

                (1) OPSM converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act 2001;

                (2) OPSM or a subsidiary of OPSM resolving to reduce its share capital in any way;

                (3) OPSM or a subsidiary of OPSM entering into a buy back agreement or resolving to approve the terms of a buy back agreement under subsection 257C(1) or 257D(1) of the Corporations Act 2001;

                (4) OPSM or a subsidiary of OPSM making an issue of its shares or granting an option over its shares or agreeing to make such an issue or grant such an option (except an issue of shares resulting from the exercise of any options or share rights on issue at the Announcement Date under OPSM's existing employee and executive share and option plans);

                (5) OPSM or a subsidiary of OPSM issuing, or agreeing to issue, converting notes;

                (6) OPSM or a subsidiary of OPSM disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property excluding any divestments disclosed to Luxottica Group by OPSM in the due diligence process undertaken by Luxottica Group on OPSM prior to the Announcement Date;

                (7) OPSM or a subsidiary of OPSM charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

                (8) OPSM or a subsidiary of OPSM, other than a non-trading or dormant entity, resolving that it be wound up;

                (9) the appointment of a liquidator or provisional liquidator of OPSM or of a subsidiary of OPSM (other than a non-trading or dormant entity);

                (10) the making of an order by a court for the winding up of
                     OPSM or of a subsidiary of OPSM (other than a non-trading or dormant entity);

                (11) an administrator of OPSM or of a subsidiary of OPSM being appointed under section 436A, 436B or 436C of the Corporations Act 2001;

                (12) OPSM or a subsidiary of OPSM executing a deed of company arrangement; or

                (13) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act 2001) or similar official in relation to the whole, or a substantial part, of the property of OPSM or of a subsidiary of OPSM.

     9.7   NATURE AND BENEFIT OF THE CONDITIONS

           (a) The condition in clause 9.6(a) above is a condition precedent to Luxottica South Pacific's acquisition of any interest (within the meaning of those terms in the FOREIGN ACQUISITIONS AND TAKEOVERS Act 1975 (Cth)) in Your OPSM Shares.

                Notwithstanding your acceptance of the Offer, unless and until the condition in clause 9.6(a) is satisfied:

                (1) no contract for the sale of Your OPSM Shares will come into force or be binding on you or on Luxottica South Pacific;

                (2) Luxottica South Pacific will have no rights (conditional or otherwise) in relation to Your OPSM Shares;

                (3) you will be entitled to withdraw your acceptance by having your Controlling Participant transmit a valid originating message to the Securities Clearing House specifying the OPSM Shares to be released from the sub-position, in accordance with Rule 16.5 of the SCH Business Rules (or, if Your OPSM Shares are issuer sponsored by written notice to Luxottica South Pacific), at any time prior to the satisfaction of that condition.

           (b) The other conditions in clause 9.6 are conditions subsequent. The non-fulfilment of any condition subsequent does not, until the end of the Offer Period (or in the case of the conditions in clause 9.6(k), until 3 business days after the end of the Offer Period), prevent a contract to sell Your OPSM Shares from arising, but entitles Luxottica South Pacific by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

           (c) Subject to the Corporations Act, Luxottica South Pacific alone is entitled to the benefit of the conditions in clause 9.6, or to rely on any non-fulfilment of any of them.

           (d) Each condition in clause 9.6 is a separate, several and distinct condition.

     9.8   FREEING THE OFFER FROM CONDITIONS

           (a) Luxottica South Pacific may declare the Offer, and any contract resulting from acceptance, free from all or any of the conditions in clause 9.6 (other than the condition in clause 9.6(a)) generally or in relation to any specific occurrence by giving notice in writing to OPSM and to ASX declaring this Offer to be free from the relevant condition or conditions specified in accordance with section 650F of the Corporations Act. This notice may be given:

                (1) in the case of the condition in clause 9.6(k) - not less than 3 business days after the end of the Offer Period; and

                (2) in the case of the other conditions in clause 9.6 - not less than 7 days before the end of the Offer Period.

           (b) Luxottica South Pacific may not, at any time, declare the Offer free of the condition in clause 9.6(a).

           (c) If, at the end of the Offer Period (or in the case of the conditions in clause 9.6(k), within 3 business days of the end of the Offer Period), the conditions in clause 9.6 have not been fulfilled and Luxottica South Pacific has not declared the Offer (or the Offer has not become) free from those conditions, all contracts resulting from the acceptance of the Offer will be automatically void.

     9.9   NOTICE ON THE STATUS OF CONDITIONS

           The date for giving the notice on the status of the conditions referred to in clause 9.8 and required by section 630(1) of the Corporations Act is 10 July 2003 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

     9.10  WITHDRAWAL OF OFFER

           (a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If this occurs, Luxottica South Pacific will give notice of the withdrawal to ASX and to OPSM and will comply with any other conditions imposed by ASIC.

           (b) If this Offer is withdrawn, all contracts arising from its acceptance become void.

     9.11  VARIATION OF OFFER

           Luxottica South Pacific reserves the right to vary this Offer in accordance with the Corporations Act.

     9.12  NO STAMP DUTY OR BROKERAGE

           Luxottica South Pacific will pay all stamp duty and brokerage charges payable on the transfer of Your OPSM Shares to it.

     9.13  GOVERNING LAW

           This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in New South Wales.

10   DEFINITIONS AND INTERPRETATION

     10.1  DEFINITIONS

           In this Bidder's Statement and in the Acceptance Form and Transfer, unless the context otherwise requires:

           ACCEPTANCE AND TRANSFER FORM means the acceptance and transfer form enclosed with this Bidder's Statement and which forms part of the Offer;

           ANNOUNCEMENT DATE means the date on which the Offer was announced to ASX, namely 30 April 2003;

           ASIC means Australian Securities and Investments Commission;

           ASX means Australian Stock Exchange Limited;

           BIDDER'S STATEMENT means this document, being the statement of Luxottica South Pacific under Part 6.5 Division 2 of the Corporations Act relating to the Offer;

           BOARD means the board of directors of OPSM;

           BROKER means a member organisation admitted to participate in the Clearing House Electronic Sub-Register System under Rule 2.1.1 of the SCH Business Rules;

           CHESS HOLDING means a number of shares which are registered on OPSM's share register being a register administered by the Securities Clearing House and which records uncertificated holdings of OPSM Shares;

           CONSIDERATION has the meaning set out in clause 9.1(a);

           CONTROLLING PARTICIPANT means, in relation to Your OPSM Shares, the Broker or Non-Broker Participant that has the capacity in the Clearing House Electronic Sub-Register System to transfer Your OPSM Shares;

           CORPORATIONS ACT means the Corporations Act 2001 (Cth), as amended or varied by ASIC;

           EMPLOYEE SHARE PLAN means the employee share plan described in clause 4.2;

           FOREIGN LAW means a law of a jurisdiction other than an Australian jurisdiction;

           ISSUER SPONSORED HOLDING means a holding of shares on OPSM's issuer sponsored subregister;

           LUXOTTICA GROUP means Luxottica Group S.p.A, a company incorporated in Italy and listed on the New York Stock Exchange and the Borsa Italiana S.p.A.;

           MERGED GROUP means Luxottica South Pacific and its subsidiaries following the acquisition by Luxottica South Pacific of all or a majority of the OPSM Shares;

           NON-BROKER PARTICIPANT means an entity admitted to participate in the Clearing House Electronic Sub-Register System under Rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules;

           OFFER means Luxottica South Pacific's offer to acquire OPSM Shares as contained in clause 9 of this Bidder's Statement;

           OFFER PERIOD means the period during which the Offer will remain open for acceptance in accordance with clause 9.2 of this Bidder's Statement;

           OPSM means OPSM Group Limited ABN 39 000 115 220;

           OPSM GROUP means OPSM and its subsidiaries;

           OPSM OPTIONS means options to subscribe for OPSM Shares but does not include OPSM Performance Rights;

           OPSM PERFORMANCE RIGHTS means the rights to subscribe for OPSM Shares granted to executives and employees of OPSM under the OPSM Group Performance Plan 2001 which was approved by OPSM shareholders at the 2001 annual general meeting;

           OPSM SHARES means fully paid ordinary shares in OPSM and includes all Rights attaching to them;

           RECORD DATE means the record date in respect of the Special Dividend, being 23 June 2003;

           REGISTER DATE means 10 June 2003;

           RIGHTS means all accretions, rights or benefits of whatever kind attaching to or arising from the OPSM Shares directly or indirectly at or after the date of this Bidder's Statement including, without limitation, all dividends and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by OPSM or by any OPSM subsidiary;

           SCH BUSINESS RULES means the Business Rules of the Securities Clearing House which governs the administration of the Clearing House Electronic Sub-Register System;

           SPECIAL DIVIDEND means the special dividend of 10 cents per OPSM Share declared by OPSM on 10 June 2003;

           TAKEOVER BID means the off-market bid constituted by the Offer;

           TARGET'S STATEMENT means OPSM's target's statement dated 10 June 2003 in relation to the Offer;

           TRADING UPDATE means the trading update provided by OPSM on the Announcement Date (and included in the announcement set out at Annexure B); and

           YOUR OPSM SHARES means the OPSM Shares:

           (a) of which you are registered or entitled to be registered as the holder in the register of members of OPSM at 9.00am (Sydney time) on the Register Date; or

           (b) to which you are able to give good title at the time you accept this Offer during the Offer Period.

     10.2  INTERPRETATION

           In this Bidder's Statement and in the Acceptance and Transfer Form, unless the context otherwise requires:

           (a) words and phrases have the same meaning (if any) given to them in the Corporations Act;

           (b)  words importing a gender include any gender;

           (c)  words importing the singular include the plural and vice versa;

           (d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

           (e) a reference to a clause, annexure and schedule is a reference to a clause of and an annexure and schedule to this Bidder's Statement as relevant;

           (f) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances, or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

           (g) headings and holdings are for convenience only and do not affect the interpretation of this Bidder's Statement;

           (h)  a reference to time is a reference to time in Sydney, Australia;

           (i) a reference to writing includes e-mail and facsimile transmissions;

           (j) a reference to dollars, $, cents, CENTS and currency is a reference to the lawful currency of the Commonwealth of Australia; and

           (k) a reference to US$ is a reference to the lawful currency of the United States of America.

11   APPROVAL OF BIDDER'S STATEMENT

           This Bidder's Statement has been approved by a resolution passed by the directors of Luxottica South Pacific.

DATED: 10 June 2003

SIGNED
for and on behalf of Luxottica South Pacific

/s/ Enrico Cavatorta
--------------------------
ENRICO CAVATORTA
Chairman

ANNEXURE A - LUXOTTICA GROUP'S AUSTRALIAN HOLDING STRUCTURE

[CHART]

ANNEXURE B - ANNOUNCEMENT OF THE OFFER

OPSM GROUP ANNOUNCES RECOMMENDED TAKEOVER BY LUXOTTICA GROUP

SYDNEY, AUSTRALIA AND MILAN, ITALY, WEDNESDAY 30 APRIL, 2003 - OPSM Group Ltd ("OPSM" ASX: OPS), the recognised leader in the Australian eyewear retail industry and Luxottica Group SpA ("Luxottica Group" NYSE: LUX; MTA: LUX), the worldwide leader in the eyewear sector, today jointly announced that Luxottica Group, through a wholly owned subsidiary, intends to make a recommended cash offer for all the issued shares in OPSM.

Under the terms of the offer, OPSM shareholders as at the record date will receive A$3.90 cash per share, adjusted for any dividend declared by the OPSM Board following this announcement.

The equity value of the consideration capitalises OPSM at approximately A$550 million (EUR 309 million, with an exchange rate of EUR 1.00 = A$1.78) on a fully diluted basis. The conditions of the offer are summarised in Appendix A.

The Board of OPSM intends to unanimously recommend that OPSM shareholders accept the offer from Luxottica Group, in the absence of a superior offer. All OPSM Directors intend to accept Luxottica Group's offer in respect of their personal shareholdings in the absence of a superior offer.

The price of A$3.90 per share provides a substantial premium to OPSM shareholders and represents a 21.9% premium to OPSM's closing price of A$3.20 per share on 24 April, the last day that OPSM shares traded prior to this announcement.

The OPSM Board intends to declare a fully franked dividend of A$0.10 cents per share. The record date for the dividend will be announced shortly, but is expected to be within five days of the despatch of takeover offer documents to OPSM shareholders. The franking credits attached to the dividend will represent up to A$0.03 per share in potential value depending on the tax status of the shareholder.

The Chairman of OPSM, Helen Lynch said: "The directors believe that the offer is in the interests of OPSM shareholders. Over the last couple of years, OPSM has made significant progress in developing into a world-class, focussed optical retailer. We believe the offer represents a fair outcome for OPSM shareholders reflecting the positioning of the company as it embarks upon the next stage of its development."

Mr Jonathan Pinshaw, Managing Director of OPSM, said: "The transaction represents a sensible fit for both companies. OPSM offers Luxottica Group the leading optical retail network in the Australasian region, with key market positions."

Leonardo Del Vecchio, Chairman of Luxottica Group, said: "The acquisition of OPSM represents a further step in our strategy to expand our retail business in Australia and New Zealand and it allows us to become the leading player in the Australian prescription segment."

"Our offer plus the assumption of estimated net debt results in an aggregate consideration of A$580 million (EUR 327 million) and represents approximately eight times Luxottica's view of expected EBITDA for Australia and New Zealand's OPSM operations for calendar year 2003. While this consideration does not take into account the synergies that Luxottica Group expects to generate through this acquisition, it does reflect the expected negative effect due to the impact of SARS in the Hong Kong area. Hong Kong represents approximately 15% of OPSM's estimated calendar year 2003 sales."

"Taking into account that we are consolidating OPSM for the second half of 2003 which, due to seasonality, is the weakest part of the year in those markets, and that we conservatively expect to start exploiting synergies resulting from the consolidation of the business acquired not before the end of 2003, we prefer at this stage not to revise our previously announced expectations of earnings per share (EPS) for fiscal year 2003 of Euro 0.69 or EDADS of US$ 0.76 with an exchange rate of EUR 1.00 = US$ 1.10."

TIMING AND NEXT STEPS

Offer documentation is expected to be despatched to shareholders towards the end of May.

For information about the respective companies, shareholders can visit OPSM at www.opsmgroup.com and Luxottica Group at www.luxottica.com.

TRADING UPDATE

OPSM's trading performance has been closely tracking brokers' market expectations this fiscal year. The recent negative impact of SARS on OPSM's Asian operation has been partially offset by the out-performance of the optical business in Australia and New Zealand.

OPSM is undertaking a range of specific initiatives to mitigate against a decline in revenues from Asia including reducing and deferring expenses, seeking rent relief from landlords in line with other retailers in Hong Kong and deferring capital expenditure.

At this stage the estimated net adverse impact in FY03 EBIT in regard to trading performance is expected to be A$3.5 million to A$4 million (EUR 2.0 to 2.3 million). Actual results could differ from this.

ABOUT OPSM

OPSM is the leading optical retailer in Australia, with 481 stores and three brands - OPSM, Laubman & Pank and Budget Eyewear - each targeting a clearly defined market segment. It is also the market leader in New Zealand, with 34 stores, and has expanded into Asia, where it now has 80 stores in Hong Kong, 12 in Singapore and 12 in Malaysia. Total number of OPSM stores as at 31 December 2002 is 619, and OPSM employs around 4,000 people.

ABOUT LUXOTTICA GROUP S.p.A.

Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2002, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), ArnetteTM and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

OPSM is being advised by Caliburn Partnership as financial adviser and Mallesons Stephen Jaques as legal adviser.

Luxottica Group is being advised by Goldman Sachs as financial adviser and Freehills as legal adviser.

CONTACT DETAILS:

  OPSM GROUP LIMITED                 LUXOTTICA GROUP SPA
  Jonathan Pinshaw                   Sabina Grossi, Director, Investor Relations
  Managing Director                  Alessandra Senici, Investor Relations
  Tel: +61-2 9334 2333               Silvia Cestelli Guidi, Investor Relations

                                     Tel.: +39-02-8633-4665
                                     E-mail: AlessandraSenici@Luxottica.com
                                     SilviaCestelli@Luxottica.com
  CALIBURN PARTNERSHIP               GOLDMAN SACHS
  Simon Mordant                      Keith Tuffley
  Joint Chief Executive              Managing Director
  Tel: +61-2 9229 1408               Tel: +61-2 9320 1080

  Ron Malek                          Gilberto Pozzi
  Managing Director                  Executive Director
  Tel: +61-2 9229 1410               Tel: +44-20 7774 4226

  MEDIA ENQUIRIES TO:                David Baxby
  Sefiani Communications Group       Executive Director
  Robyn Sefiani                      Tel: +61-2 9320 1022
  Tel: +61-2 8920 0700

SAFE HARBOUR STATEMENT

Certain statements in this press release are made only by Luxottica Group and may constitute forward looking statements which are based on Luxottica Group management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to Luxottica Group's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, Luxottica Group's ability to successfully introduce and market new products, the Luxottica Group's ability to effectively integrate recently acquired businesses, Luxottica Group's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assume any obligation to update them.

                     APPENDIX A SUMMARY OF OFFER CONDITIONS

-    Luxottica Group being entitled to compulsorily acquire OPSM's shares under
     Part 6A.1 of the CORPORATIONS ACT and, either alone or together with a related body corporate, Luxottica Group acquiring full beneficial interests in at least 90% by value of all the securities of OPSM that are shares or convertible into shares

- Obtaining Foreign Investment Review Board (FIRB) approval and New Zealand Overseas Investment Commission approval

- The Australian Competition and Consumer Commission (ACCC) advising that it does not propose to take any action in relation to the offer

- Receipt of all other necessary regulatory approvals, including under US and European competition laws

- No event, change or condition occurs, is announced or becomes known by Luxottica Group, prior to the close of the offer, which has, or could be reasonably expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of OPSM or any of its subsidiaries.

     As at 30 April 2003 Luxottica Group is not aware of any event, change or condition that would cause a breach of this condition

- No profit warnings excluding this announcement, being made by OPSM prior to the end of the offer period

- No material acquisitions or disposals being made by OPSM or any of its subsidiaries prior to the close of the offer

- The S&P ASX200 does not fall below 2,500 for any period of 7 consecutive trading days prior to the close of the offer

-    OPSM not paying a dividend in excess of 10 cents per OPSM share

- Suspension of OPSM's dividend reinvestment plan for the duration of the offer period

- No prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) occurring in relation to OPSM prior to the date which is 3 business days after the close of the offer

ANNEXURE C - ASIC MODIFICATIONS TO AND EXEMPTIONS FROM THE CORPORATIONS ACT 2001

                AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
            CORPORATIONS ACT 2001 - SUBSECTION 655A(1) - DECLARATION

1. Pursuant to paragraph 655A(1)(a) of the Corporations Act 2001 (the "Act"), the Australian Securities and Investments Commission ("ASIC") hereby exempts the person named in Schedule A in the case referred to in Schedule B from subsection 636(3) of the Act on the conditions specified in Schedule C in relation to a statement which is included in, or accompanies, the bidder's statement referred to in Schedule B which:

     (a) fairly represents what purports to be a statement made by an official person; or

     (b) is a correct and fair copy of, or extract from, a statement contained in what purports to be a public official document; or

     (c)   is a correct and fair copy of, or extract from, a statement which:

           (i) has already been published in a book, journal or comparable publication; and

           (ii) was not made in connection with the takeover bid referred to in Schedule B or any person, business or property the subject of the bidder's statement; or

     (d) fairly represents, or is a correct and fair copy of, or an extract from, what purports to be a statement made by or contained in:

           (i)  a Bloomberg database; and

           (ii) an IRESS database.

2. Pursuant to paragraph 655A(1)(b) of the Act, ASIC declares that Chapter 6 of the Act applies to the person named in Schedule A in the case referred to in Schedule B as if:

     (a) the word "accepts" where first appearing in subsection 650E(1) were deleted and replaced by the words "has accepted"; and

     (b) the last sentence of section 636(1) was modified to insert the words "or because the information is disclosed in a target's statement that is sent together with the bidder's statement to the persons specified in item 6 in section 633(1)" after the word "securities.".

                                   SCHEDULE A

        Luxottica South Pacific Pty Limited (ACN 104 821 436) ("Bidder")

                                   SCHEDULE B

The off-market takeover bid by the Bidder for all the ordinary shares in OPSM Group Limited (ACN 000 115 220) in respect of which a bidder's statement ("Bidder's Statement") is to be lodged with ASIC on or around 10 June 2003.

                                   SCHEDULE C

1.   The Bidder's Statement either:

     (a) informs people of their right to obtain a copy of a document which contains a statement referred to in paragraph 1 of this instrument; or

     (b)   includes a copy of the document.

2. If the Bidder's Statement informs people of their right to obtain a copy of a document, the Bidder gives a copy of the document free of charge within 3 business days or before the end of the bid period (whichever date occurs earlier) to anyone who asks for it during the offer period.

3. The Bidder's Statement states that a person who has made a statement referred to in paragraph 1 of this instrument has not consented to the statement being included in, or accompanying, the Bidder's Statement in the form and context in which it is included.

Dated this 10th day of June 2003

/s/ Therese Boumelhem
---------------------------------
Signed by Therese Boumelhem
as a delegate of the Australian Securities and Investments Commission

                AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
            CORPORATIONS ACT 2001 - SUBSECTION 655A(1) - DECLARATION

Pursuant to subsection 655A(1) of the Corporations Act 2001 (the "Act"), the Australian Securities and Investments Commission ("ASIC") declares that Chapter 6 of the Act applies to the person named in Schedule A in the case referred to in Schedule B as if:

1. paragraph 650D(1)(c) were modified by deleting the words "give the notice to" and substituting the words "give a copy of the notice to"; and

2. the text of subsection 650D(3) of the Act were omitted and the following were substituted:

     "A notice under subsection (1) must be approved by a resolution passed by the directors of the bidder.".

                                   SCHEDULE A

        Luxottica South Pacific Pty Limited (ACN 104 821 436) ("Bidder")

                                   SCHEDULE B

All notices of variation lodged with ASIC pursuant to subsection 650D(1) of the Act in relation to the offer made under the takeover bid by the Bidder for all the ordinary shares in OPSM Group Limited (ACN 000 115 220) in respect of which a bidder's statement is to be lodged with ASIC on or around 10 June 2003.

Dated this 10th day of June 2003


/s/ Therese Boumelhem
---------------------------------
Signed by Therese Boumelhem
as a delegate of the Australian Securities and Investments Commission

                  This page has been left intentionally blank.

ANNEXURE D - ASX ANNOUNCEMENTS BY OPSM SINCE 30 JUNE 2002

         DATE                              SUMMARY OF ANNOUNCEMENT
      --------------------------------------------------------------------------
      08/05/2003           OPSM's chairman sent a letter to OPSM Shareholders
                           recommending acceptance of the takeover by Luxottica

      06/05/2003           Lazard Asset Management Pacific ceased to be a
                           substantial holder in OPSM

      30/04/2003           Announcement of recommended takeover by Luxottica
                           Group (set out in full at Annexure B of this Bidder's
                           Statement)

      28/04/2003           Perennial Value Management Limited became a
                           substantial holder in OPSM

      28/04/2003           OPSM announced a Trading Halt pending an announcement
                           by the company

      16/04/2003           OPSM announced the issue of 594,063 fully paid
                           ordinary shares (issued pursuant to the dividend
                           reinvestment plan) and 145,442 options and
                           performance rights (issued under the OPSM Group
                           Performance Plan).

      11/04/2003           OPSM released its Half Year Report to Shareholders
                           for the period to 31 December 2002

      27/02/2003           OPSM released its consolidated half year accounts for
                           the 6 months ending 31 December 2002.

      26/02/2003           OPSM released its consolidated half yearly report for
                           the 6 months ending 31 December 2002.

      26/02/2003           OPSM announced its half year results for the 6 months
                           ending 31 December 2002, highlighting, amongst other
                           things, that:

                           - optical sales were up 21% and same store sales were up 6%;

                           - EBIT was up 38% and net profit was up 73%, before significant items;

                           - both domestic and international businesses had improved profit growth;

                           - that 89 stores had been acquired in Queensland and Hong Kong.

      18/12/2003           OPSM announced the issue of 1,070,482 fully paid
                           ordinary shares (issued pursuant to the dividend
                           reinvestment plan) and 870,000 performance rights
                           (issued under the OPSM Group Performance Plan).

      17/12/2002           AMP Limited ceased to be a substantial holder in
                           OPSM.

      21/11/2002           OPSM lodged a notification of change of address of
                           its registered office.

      20/11/2002           OPSM lodged a change of director's interest notice
                           following the purchase of 30,000 ordinary shares on
                           market by Jonathan Pinshaw.

         DATE                              SUMMARY OF ANNOUNCEMENT
      --------------------------------------------------------------------------
      14/11/2002           OPSM announced the issue of 784,850 options and
                           314,848 performance rights under the OPSM Group
                           Performance Plan, and lodged a change of director's
                           interest notice following a grant of 325,000 options
                           and 134,301 performance rights to Jonathan Pinshaw
                           under the OPSM Group Performance Plan.

      12/11/2002           OPSM lodged a final director's interest notice in
                           relation to Adrian Lane (who ceased to be a director
                           on 4 November 2002), and an initial director's
                           interest notice recording Carol Schwartz (who was
                           appointed as a director on 4 November 2002) as the
                           holder of nil securities in the capital of OPSM.

      06/11/2002           OPSM announced the completion of the acquisition of
                           The Optical Centre. The Optical Centre's 50 retail
                           outlets, which generated A$70 million in the 2002
                           financial year, were added to OPSM's existing 31
                           stores to make OPSM the largest optical retailer in
                           Hong Kong.

      06/11/2002           OPSM makes an announcement clarifying media reports
                           and stating that it does not confirm forecasts of
                           earnings growth of 30% but rather reiterates its
                           position stated at the annual general meeting that it
                           was too early to forecast earnings growth.

                           OPSM also announced that the ACCC had formally confirmed that it did not propose to intervene in the acquisition, by OPSM, of the Precision Eyewear optical chain pursuant to section 50 of the TRADE
                           PRACTICES ACT 1974 (CTH).

      05/11/2002           An ASX trading halt was announced at the request of
                           OPSM, pending the release of an announcement by OPSM.

      04/11/2002           OPSM announced the proxy voting results from the
                           annual general meeting held on 4 November 2002 at
                           which all resolutions were passed on a show of hands.

      04/11/2002           OPSM announced the outcome in respect of each
                           resolution put to the annual general meeting on 4
                           November 2002. All resolutions were passed including
                           to adopt the financial reports, to elect and re-elect
                           directors, to approve the issue of offered options
                           and performance rights to the chief executive and to
                           approve the issue of further options and performance
                           rights to the chief executive.

      04/11/2002           OPSM lodged copies of the chairman's and chief
                           executive's address to the annual general meeting
                           held on 4 November 2002.

      31/10/2002           OPSM announced a proposed issue of 1,300,000
                           performance rights to employees under the OPSM Group
                           Performance Plan.

      28/10/2002           OPSM announced that it would make up a deficiency of
                           $3 million in OPSM's defined benefit superannuation
                           fund, and that such would be charged as an expense in
                           the year's accounts.

      04/10/2002           OPSM lodged its notice of annual general meeting to
                           be held on 4 November 2002.

         DATE                              SUMMARY OF ANNOUNCEMENT
      --------------------------------------------------------------------------
      30/09/2002           OPSM announced its 20 largest shareholders and
                           released its Annual Report for the year ended 30 June
                           2002.

      19/09/2002           OPSM announced that it had agreed to acquire Hong
                           Kong's leading chain of optical retail stores, The
                           Optical Centre, and also the business and assets of
                           Ian Elcock Optometry and Precision Eyewear, the
                           second largest chain in Queensland.

      06/09/2002           OPSM lodged a change of director's interest notice
                           following the purchase of 2,500 ordinary shares on
                           market by Geoffrey Wild.

      03/09/2002           OPSM lodged a change of director's interest notice
                           following the purchase of 5,000 ordinary shares on
                           market by Geoffrey Wild.

      02/09/2002           OPSM announced the issue of 500,000 options under the
                           OPSM Group Performance Plan.

      02/09/2002           OPSM lodged a change of director's interest notice
                           following the purchase of 33,334 ordinary shares on
                           market by Jonathan Pinshaw.

      28/08/2002           OPSM released its preliminary final report for the
                           year ending 30 June 2002.

      19/08/2002           OPSM announced that its share registry address was
                           changing to the address of ASX Perpetual Registrars
                           Limited.

      13/08/2002           AMP Limited reduced its interest in the ordinary
                           share capital of OPSM.

      12/08/2002           Lazard Asset Management Pacific Co and its associates
                           became substantial holders in the capital of OPSM.

      07/08/2002           OPSM announced its appointment of an Asian Advisory
                           Council to steer OPSM's expansion in the region. The
                           Council consisted of Dr Daniel Ng based in Hong Kong,
                           Mr Richard Eu based in Singapore, Jonathan Pinshaw
                           and Alan Smith.

      18/07/2002           Perpetual Trustees Australia Limited ceased to be a
                           substantial holder in OPSM.

      05/07/2002           Perpetual Trustees Australia Limited became a
                           substantial holder in OPSM.

ANNEXURE E - LUXOTTICA GROUP FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS (US GAAP) AT 31 DECEMBER 2001 AND 31 DECEMBER 2002

                                                          DECEMBER 31, 2001   DECEMBER 31, 2002
                                                                    (Thousand of Euro)
     ASSETS
     CURRENT ASSETS
     Cash                                                           199,202             151,418
     Restricted cash                                                213,507                   _
     Accounts receivable_net                                        381,281             370,234
     Sales and income taxes receivable                               23,327              10,956
     Inventories                                                    371,406             406,032
     Prepaid expenses and other                                      75,468              53,385
     Net deferred tax assets_current                                163,201             148,088

     TOTAL CURRENT ASSETS                                         1,427,392           1,140,113

     PROPERTY, PLANT AND EQUIPMENT_NET                              501,346             506,545

     OTHER ASSETS
     Intangible assets_net                                        2,009,740           1,916,526
     Investments                                                      5,798              12,837
     Other assets                                                     4,085              10,311

     TOTAL OTHER ASSETS                                           2,019,623           1,939,674

     TOTAL                                                        3,948,362           3,586,332

     LIABILITIES AND SHAREHOLDERS' EQUITY
     CURRENT LIABILITIES
     Bank overdrafts                                                411,193             371,729
     Current portion of long-term debt                            1,339,131             178,335
     Accounts payable                                               183,431             202,897
     Accrued expenses and other                                     345,863             217,883
     Accrual for customers' right of return                          14,087               9,130
     Income taxes payable                                             5,793              18,748

     TOTAL CURRENT LIABILITIES                                    2,299,498             998,722

     LONG TERM LIABILITIES
     Long term debt                                                 132,247             855,654
     Liability for termination indemnities                           35,029              48,945
     Net deferred tax liabilities_non current                        10,282             121,805
     Other                                                          122,989             133,605

     TOTAL LONG TERM LIABILITIES                                    300,547           1,160,010

     MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES                  5,473               9,705

     SHAREHOLDERS' EQUITY
     Capital stock                                                   27,172              27,256
     Additional paid-in capital                                      18,381              34,799
     Retained earnings                                            1,152,508           1,447,374
     Accumulated other comprehensive income                         147,116             (66,987)

     TOTAL                                                        1,345,177           1,442,442

     Less_Treasury shares at cost; 1,205,000 and
      1,911,700 shares at December 31, 2001 and
      December 31, 2002, respectively                                 2,334              24,547

     SHAREHOLDERS' EQUITY                                         1,342,843           1,417,895

     TOTAL                                                        3,948,362           3,586,332

STATEMENTS OF CONSOLIDATED INCOME (US GAAP) FOR YEARS ENDED 31 DECEMBER 2001 AND 31 DECEMBER 2002

                                                            2001       2002(2)
                                                          (Thousand of Euro)(1)
     NET SALES                                            3,064,907   3,132,201
     COST OF SALES                                          883,961     878,003

     GROSS PROFIT                                         2,180,946   2,254,198

     OPERATING EXPENSES:
     Selling and advertising                              1,302,384   1,355,148
     General and administrative                             369,071     297,542

     TOTAL                                                1,671,454   1,652,690

     INCOME FROM OPERATIONS                                 509,492     601,508
     OTHER INCOME (EXPENSE):
     Interest income                                         15,060       5,036
     Interest expense                                       (91,978)    (65,935)
     Other _ net                                              8,737      (1,168)

     OTHER INCOME (EXPENSE) NET                             (68,181)    (62,066)

     INCOME BEFORE PROVISION FOR INCOME TAXES               441,311     539,442
     PROVISION FOR INCOME TAXES                             123,450     162,695
     INCOME BEFORE MINORITY INTERESTS IN INCOME
      OF CONSOLIDATED SUBSIDIARIES                          317,861     376,746
     MINORITY INTERESTS IN INCOME OF
      CONSOLIDATED SUBSIDIARIES                               1,488       4,669
     NET INCOME                                             316,373     372,077

     EARNINGS PER SHARE:
     Basic                                                     0.70        0.82
     Diluted                                                   0.70        0.82
     WEIGHTED AVERAGE NUMBER
     OF SHARES OUTSTANDING (thousands):
     Basic                                                451,037.0   453,174.0
     Diluted                                              453,965.5   455,353.5

(1)  Except for earnings per share which are stated in Euro

(2) Results for the year ended December 31, 2002 include the effect of the adoption of Statement of Financial Accounting Standards No. 142.